FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Reports Year End Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Reports Year End Financial Results

Vancouver, CANADA, July 11, 2002 - Micrologix Biotech Inc. today reported financial results for the fourth quarter ("Q4/02") and the year ended April 30, 2002 ("Fiscal 2002") and provided an update on company activities:

  Ended year with $39.9 million cash, cash equivalents and short-term investments.
  Loss for Q4/02 is $5.8 million ($0.15 per share) bringing the loss for Fiscal 2002 to $19.9 million ($0.52 per share).  Corresponding figures for Q4/01 and Fiscal 2001 are losses of $4.3 million ($0.11 per share) and $11.7 million ($0.31 per share), respectively.
  Signed a Collaboration and License Agreement for the co-development and commercialization of   MBI 226 for the prevention of central venous catheter (CVC) -related blood stream infections with Fujisawa Healthcare, Inc., the U.S. subsidiary of Fujisawa Pharmaceutical Co., Ltd.  Enrollment in the Phase III trial is at approximately 1200 patients with the target patient enrollment and expected completion date for the trial to be communicated once it has been decided by the Micrologix-Fujisawa joint development management committee.
  Made significant progress in managing the manufacturing details of the MBI 594AN acne development program. Based on this progress, the Company is anticipating initiation of the next clinical study in the first half of calendar 2003.
  Acquired two preclinical anti-infective programs (lipopeptide and polyene programs) from IntraBiotics Pharmaceuticals, Inc. Both technologies comprise multiple compounds in the lead identification stage of development, and are intended to target serious systemic bacterial and fungal infections. As part of the acquisition the Company entered into a license and research agreement with BioSource Pharm, Inc., a New York-based research organization specializing in the discovery and development of novel antibiotics.
  Commenced development work for the lipopeptide program in collaboration with BioSource. The goal of the lipopeptide program is to develop an intravenous antibiotic with broad gram-positive coverage for multiple indications.
  Ended research collaboration with Harbor-UCLA Research and Education Institute ("UCLA-REI"). The Company recorded a $1.0 million write-down of intangible assets (technology license and capitalized patent costs) during Q4/02 in respect of this collaboration.
  Completed the Company's Strategic Plan outlining the strategic direction of the Company and the key components of the Company's strategy.

Selected Financial Highlights

BALANCE SHEETS
Unaudited - In Thousands of Canadian dollars
	April 30, 2002	April 30, 2001
Assets
Cash and cash equivalents	$ 4,607	$ 9,953
Short-term investments	35,281	45,839
Other current assets	592	406
Total current assets	$40,480	$56,198
Capital assets	1,556	1,599
Intangible assets	720	1,752
Total assets	$42,756	$59,549

Liabilities & Shareholders' Equity
Current liabilities	$ 7,507	$ 4,523
Shareholders' equity	35,249	55,026
Total liabilities and shareholders' equity	$42,756	$59,549

STATEMENTS OF LOSS AND DEFICIT Unaudited - In Thousands Canadian dollars (except per share amounts)	Three months ended April 30		Year ended April 30
	2002	2001	2002	2001

Interest income	$ 379	$ 780	$ 2,137	$ 3,235

Expenses
Research & development	3,799	3,721	16,322	10,674
General & corporate	1,151	1,142	3,897	3,707
Amortization	193	156	699	545
Write-down of intangible assets	1,090	18	1,130	18
	$ 6,233	$ 5,037	$ 22,048	$ 14,944

Loss for the period	$ (5,854)	$ (4,257)	$(19,911)	$ (11,709)

Deficit, beginning of period	(55,366)	(37,052)	(41,309)	(29,600)
Deficit, end of period	$(61,220)	$(41,309)	$(61,220)	$(41,309)

Loss per common share	$(0.15)	$(0.11)	$(0.52)	$(0.31)
Weighted average common shares outstanding ('000)	38,287	38,166	38,262	37,246

STATEMENTS OF CASH FLOWS Unaudited - In Thousands of Canadian dollars

Loss for the period	$ (5,854)	$ (4,257)	$(19,911)	$ (11,709)
Loss not affecting cash:
Amortization	193	156	699	545
Loss on disposal/write-down of assets	1,090	26	1,177	26
Changes in non-cash working capital items relating to operating activities	695	1,806	2,898	1,651
Cash flows used in operating activities	$ (3,876)	$ (2,269)	$(15,137)	$ (9,487)

Cash flows provided by financing activities	─	54	30	9,188

Funds from short-term investments	17,898	3,497	47,714	19,175
Purchase of short-term investments	(11,363)	(21,619)	(37,213)	(52,773)
Expenditures - capital & intangible assets	(188)	(140)	(740)	(1,165)
Cash flows provided by (used in) investing activities	$ 6,347	$(18,262)	$9,761	$(34,763)

Increase (decrease) in cash & cash equivalents	$2,471	$(20,477)	$(5,346)	$(35,062)
Cash & cash equivalents, beginning of period	2,136	30,430	9,953	45,015
Cash & cash equivalents, end of period	$ 4,607	$ 9,953	$ 4,607	$ 9,953

The increased loss for Q4/02 compared to Q4/01 is principally attributable to the $1.0 million write-down of intangible assets pertaining to the UCLA-REI license and collaboration.  The 70% increase in the Fiscal 2002 loss compared to Fiscal 2001 is principally attributable to the increase in research and development expenses associated with the MBI 226 Phase III clinical trial initiated in September 2000.  Research and development expenses for Q4/02 were $3.8 million ($3.7 million in Q4/01) and are up 53% to $16.3 million in Fiscal 2002 ($10.7 million in Fiscal 2001).  General and corporate expenses for Q4/02 were $1.1 million ($1.1 million in Q4/01) and have increased 5% in Fiscal 2002 to $3.9 million ($3.7 million in Fiscal 2001).  Interest income has declined as a result of lower average cash balances available for investment and also declining interest rates.

The $15.9 million decrease in cash, cash equivalents and short-term investments since April 30, 2001 consists primarily of the $19.9 million Fiscal 2002 loss less a $3.0 million increase in accounts payable and accrued liabilities related to the MBI 226 Phase III clinical program and the $1.1 million write-down of intangible assets. The recently signed Collaboration and Licensing agreement with Fujisawa for MBI 226 will reduce the Company's annual burn rate by approximately 30%.

There are currently 39,474,059 common shares (April 30, 2002: 39,474,059) and 1,750,000 convertible redeemable preferred shares (April 30, 2002: nil) issued and outstanding. The preferred shares were issued as part of the acquisition of the two preclinical programs in May 2002 and at the Company's option are either redeemable for cash or convertible into common shares (US$1 per share: 400,000 in September 2002 with the remaining 1,350,000 becoming redeemable/convertible following the achievement of specific development milestones [12 milestones in total] for the two acquired programs).

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development and commercialization of drugs that advance therapy, improve health, and enrich lives.  The company's immediate focus is toward anti-infective drug development, with two product candidates in clinical trials in the United States: MBI 226 for preventing central venous catheter-related bloodstream infections (Phase III) and MBI 594AN for treating acne (Phase II).

Investor & Media Relations Contacts:

Jonathan Burke

Micrologix Biotech Inc.

Telephone: 604-221-9666 Extension 241

Toll Free: 1-800-665-1968

Conference Call
Investors, analysts and the media are invited to participate in a conference call today at 4:30 p.m. EST (1:30 p.m. PST) to discuss this announcement. Please telephone 1-800-273-9672 (U.S. and Canada) or (416) 695-5806 (Toronto area callers). A replay of this call will be available from July 12 at 8:00 a.m. ET through July 25, 2002. The playback number is: 1-800-408-3053, reservation number 1220077 or 416-695-5800, reservation number 1220077.The call will also be Web cast at www.mbiotech.com.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to initiation of the next clinical trial for MBI 594AN in H1 2003 and the reduction in the Company's burn rate. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; management of growth; future capital needs; uncertainty of future funding; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.